MOLECULAR TEMPLATES, INC.

9301 Amberglen Blvd.

Austin, TX 78729

VIA EDGAR

May 1, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Molecular Templates, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed April 25, 2024

File No. 333-278932

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Molecular Templates, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to May 3, 2024, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable.

Once the above-referenced registration statement has been declared effective, please orally confirm that event with our counsel, Melanie R. Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (858) 314 -1873.

Thank you for your assistance in this matter.

Sincerely,

MOLECULAR TEMPLATES, INC.

/s/ Jason S. Kim
Jason S. Kim
Chief Financial Officer

cc:

Michelle Iwamoto-Fan, Molecular Templates, Inc.

Melanie R. Levy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.